Exhibit (a)(2)
[Cyberonics Employees]:
As you may be aware, we recently completed a voluntary review of our option grant practices. As a result of that review, revised measurement dates were applied to certain stock option grants awarded between January 19, 2000 and September 25, 2006. One or more of those options may also be deemed to have been granted at a discount for tax purposes and may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code (and similar provisions under certain state tax laws).
I am pleased to announce that today Cyberonics is launching a program that offers eligible employees who hold options that may potentially be subject to Section 409A of the Internal Revenue Code the opportunity to amend or replace their options to avoid any adverse tax consequences under Section 409A. You are receiving this email because you hold one or more affected options. The program is described in complete detail in the formal Offer to Amend or Replace Eligible Options (the “Offer to Amend or Replace”) that is attached to this email. Also attached is a personalized Letter of Transmittal containing information about the options you hold that are eligible for this program, instructions for completing and returning the Letter of Transmittal and a set of Frequently Asked Questions.
Brief Description of the Program
As discussed in greater detail in the Offer to Amend or Replace, if you tender an affected option that is amended pursuant to the program, the current exercise price in effect for that option will be adjusted to the lower of (i) the fair market value per share of Cyberonics common stock on the revised measurement date applied to that option as a result of the review and (ii) the fair market value per share of Cyberonics common stock on the date on which the option is amended. The new exercise price per share will be designated the “Adjusted Exercise Price” and will become effective on the first business day following the expiration of the offer (the “Amendment Date”). No other changes will be made to your affected option. Accordingly, each amended option will otherwise continue to be subject to the same vesting schedule, exercise period, option term and other terms and conditions as in effect for that option immediately prior to the amendment. Each participant whose affected options are so amended will become entitled to a special cash payment with respect to those options. The amount of the cash payment payable with respect to each option that is amended will be determined by multiplying (i) the number of shares of common stock subject to each amended option and (ii) the amount by which the adjusted exercise price for that option exceeds the current exercise price in effect for that option. The cash payment will be made on the Company’s first regular payroll date in January 2008, and will be subject to both income and employment tax withholding.
However, if the Adjusted Exercise Price so determined would be the same or lower than the exercise price per share currently in effect for an affected option, then that option will, on the Amendment Date, be cancelled and immediately replaced with a new option that is exactly the same as the cancelled option, with the same exercise price per share, vesting schedule and expiration date, but with a new grant date. The cancellation and regrant is necessary to evidence the remedial action required under Section 409A with respect to an affected option whose current exercise price is not increased. No cash payment will be made with respect to a replaced option because the exercise price for that option will be the same as the exercise price in effect for the tendered option.
We urge you to read the entire Offer to Amend or Replace and your personalized Letter of Transmittal very carefully.
Information Sessions
We will be holding information sessions in [LOCATION] at 10:00 a.m. on June 8, 2007 and on June 11, 2007 at 10:00 a.m. and telephonically at 2:00 p.m. on June 8, 2007 [NUMBER / PIN] in order to:
•	Explain the adverse tax consequences of Section 409A

•	Explain the offer by Cyberonics to address the discounted options; and

•	Answer any questions you may have on the terms of the offer.
Please plan to attend at least one of these sessions.
Action Items Required by You
Participation in the program is completely voluntary and you are not required to tender any of your affected options for amendment or replacement. However, if you elect not to tender your affected options, you will be solely responsible for any adverse tax consequences that may arise under Section 409A (and state tax laws) without any expectation of reimbursement by Cyberonics. We strongly recommend that you consult with your personal tax, financial and legal advisors to determine the tax and other consequences of electing or declining to participate in the offer.
Whether or not you choose to tender your options under the program, you must complete, sign and date your Letter of Transmittal and return it to us by 11:59 p.m. Central Time on Friday, July 6, 2007. You may submit your Letter of Transmittal by facsimile, overnight courier or email using the following contact information:
Cyberonics, Inc.
Attn: Tender Offer
100 Cyberonics Boulevard
Houston, Texas 77058
Facsimile: (281) 853-2403
Email: tenderoffer@cyberonics.com
Questions
If you have any questions regarding this program, you may call Tabetha L. Yllander at (281) 727-2648 or send an email to tenderoffer@cyberonics.com.
We are pleased to be able to take these steps so that our valued employees may avoid potential adverse tax consequences under Section 409A.